Exhibit 99.2

Trip.com Group Announces Changes in Board Composition

SINGAPORE, February 11, 2025 — Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management, today announced that Mr. Junjie He, a director nominated by Baidu Inc. (Nasdaq: BIDU; HKEX: 9888) (“Baidu”), has tendered his resignation as a director of the Company, effective on February 11, 2025, and that Mr. Rong Luo, the executive vice president of Baidu Inc., has been appointed as a successor director of Trip.com Group following Mr. Junjie He’s resignation.

Mr. Rong Luo has served as the Executive Vice President of Baidu since October 2024 and he previously served as the chief financial officer of Baidu from November 2021 to October 2024. Prior to joining Baidu, Mr. Luo served as the chief financial officer of TAL Education Group, an NYSE listed company, from November 2014 to October 2021 and played several key management roles. Prior to that, Mr. Luo was the chief financial officer of eLong Inc. from 2013 to 2014. Before that, Mr. Luo held different financial management positions at Lenovo Group and Microsoft. Mr. Luo holds bachelor’s degrees in both information management and systems and economics from Peking University, a master’s degree in management science and engineering from Tsinghua University, and a Ph.D. degree in management science from Peking University.

According to the Company’s current articles of association, Mr. Luo will hold office as a director of the Company until the first annual general meeting following his appointment, at which point he will be eligible for re-election.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com, and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: (+86) 21 3406 4880 X 12229

Email: iremail@trip.com